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                                                                    Exhibit 99.2

                              BIOVAIL CORPORATION
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Biovail Corporation (the "Company") will be held at the Metro Toronto Convention Centre, Room 206DF, 255 Front Street West, Toronto, Ontario, Canada, on Monday,
June 25th, 2001 at 2:00 p.m. (Toronto time), for the following purposes:

1. To receive the financial statements of the Company for the year ended December 31, 2000, and the report of the auditors thereon;

2.  To elect directors;

3.  To reappoint Ernst & Young LLP as auditors; and

4. To transact such other business as may properly be brought before the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth C. Cancellara
Secretary
Mississauga, Ontario
May 18, 2001

   SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE INVITED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY WHICH WILL BE USED AT THE MEETING IF RECEIVED NO LATER THAN THE CLOSE OF BUSINESS (LOCAL TIME) ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT CIBC MELLON TRUST COMPANY PROXY DEPARTMENT, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA, M5A 4K9.